Exhibit 99.1

Mereo BioPharma Offered to Settle Proxy Contest with Rubric Capital Management by

Putting Rubric Principal and Second New Director on the Board

Rubric Summarily Rejected the Proposal and Refused to Provide a Counteroffer

Rubric’s Second General Meeting Requisition Notice Again Fails to Satisfy Basic Requirements

of the Companies Act 2006 which Apply to All U.K. Companies and Shareholders

LONDON – September 26, 2022 – Mereo BioPharma Group plc (NASDAQ: MREO), (“Mereo” or the “Company”), a clinical-stage biopharmaceutical company focused on rare diseases and oncology, offered to resolve matters with Rubric Capital Management LP (“Rubric”) by putting a Rubric principal and another new director on its Board immediately. Mereo’s proposal included having two existing Mereo directors retire. Rubric has rejected the proposal and refused to negotiate toward reaching a resolution, seeking instead to pursue a proxy campaign that will be expensive for Mereo and its shareholders.

The Board commented:

“We are disappointed that Rubric has rejected this reasonable proposal and has insisted instead that Mereo provide Rubric with four Board seats. The Company would prefer to avoid the distraction and expense of a proxy contest and is surprised that Rubric is refusing to discuss any resolution other than one that involves Mereo acceding to Rubric’s full demands. We have proactively engaged in ongoing dialogue with Rubric toward a resolution, which we believe is in the best interests of all our shareholders, and we remain open to a reasonable compromise.”

In addition, Mereo today notified Rubric that its notice of September 14, 2022, purporting to call for a General Meeting of Shareholders of Mereo under Section 303 of the Companies Act 2006, is legally invalid. Despite proactive efforts by Mereo to help Rubric comply with English corporate law, Rubric’s requisition notice was not delivered by a registered shareholder and continues therefore to fail to satisfy this basic legal requirement.

About Mereo BioPharma

Mereo BioPharma is a biopharmaceutical company focused on the development of innovative therapeutics for rare diseases and in oncology and plans to commercialize selected rare disease programs. The Company has developed a portfolio of six clinical stage product candidates. The Company has two rare disease product candidates, setrusumab for the treatment of osteogenesis imperfecta (OI) and alvelestat for the treatment of severe Alpha-1 antitrypsin deficiency (AATD) and Bronchiolitis Obliterans Syndrome (BOS). The Company’s partner, Ultragenyx Pharmaceutical, Inc., has initiated a pivotal Phase 2/3 pediatric study in young adults (5-25 years old) for setrusumab in OI and expects to initiate a study in pediatric patients (2-5 years old) in the second half of 2022. The partnership with Ultragenyx includes potential milestone payments of up to $254 million and royalties to Mereo on Ultragenyx territories. Mereo has retained EU and UK commercial rights and will pay Ultragenyx royalties on those territories. Alvelestat has received U.S. Orphan Drug Designation for the treatment of AATD and positive top-line data were recently reported from a Phase 2 proof-of-concept study in North America, Europe and the UK. Mereo’s lead oncology product candidate, etigilimab (anti-TIGIT), is currently in an open label Phase 1b/2 basket study evaluating anti-TIGIT in combination with an anti-PD-1 in a range of tumor types including three rare tumors and three gynecological carcinomas, cervical, ovarian, and endometrial carcinomas. The Company’s second oncology product, navicixizumab, for the treatment of late line ovarian cancer, has completed a Phase 1 study and has been partnered with OncXerna Therapeutics, Inc., formerly Oncologie, Inc. The global licensing agreement with OncXerna includes payments of up to $300 million in milestones and royalties.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements other than statements of historical fact contained in this press release are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “may,” “estimate,” “outlook” and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on the Company’s current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on the Company. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting the Company will be those that it anticipates.

All of the Company’s forward-looking statements involve known and unknown risks and uncertainties some of which are significant or beyond its control and assumptions that could cause actual results to differ materially from the Company’s historical experience and its present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company’s business, including those described in the “Risk Factors” section of its latest Annual Report on Form 20-F, reports on Form 6-K and other documents furnished or filed from time to time by the Company with the Securities and Exchange Commission. The Company wishes to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

Mereo BioPharma Contacts:
Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer Charles Sermon, General Counsel
Christine Fox, Chief Financial Officer

Abernathy MacGregor (Communications Adviser to Mereo)	+01 212 371 5999
Tom Johnson / Dan Scorpio
Media	tbj@abmac.com / dps@abmac.com

Burns McClellan (Investor Relations Adviser to Mereo)	+01 212 213 0006
Lee Roth

Investors	investors@mereobiopharma.com